SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                          Riviera Holdings Corporation
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Title of Class of Securities)

                                   769627 10 0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                 (CUSIP Number)

                                Robert M. Pickus
                                 1000 Boardwalk
                             Atlantic City, NJ 08401
                                 (609) 449-5573
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 26, 2002
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
| |

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- - - - - - - - - - -                                      - - - - - - - - - - -
CUSIP No. 769627 10 0                 13D                   Page 2 of 21 Pages
- - - - - - - - - - -                                      - - - - - - - - - - -

 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                                   Donald J. Trump
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group          (a)  [   ]
                                                                   (b)  [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                         PF
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                             United States of America
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES                    7       Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                         - - - - - - - - - - - - - - - - - - - - - -

                                    8       Shared Voting Power

                                                        0
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    9       Sole Dispositive Power

                                                     358,000
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    10      Shared Dispositive Power

                                                        0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       IN

- - - - - - - - - - -                                      - - - - - - - - - - -
CUSIP No. 769627 10 0                 13D                   Page 3 of 21 Pages
- - - - - - - - - - -                                      - - - - - - - - - - -

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  Trump Hotels & Casino Resorts Holdings, L.P.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group          (a)  [   ]
                                                                   (b)  [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                    Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES                    7       Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                         - - - - - - - - - - - - - - - - - - - - - -

                                    8       Shared Voting Power

                                                        0
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    9       Sole Dispositive Power

                                                     358,000
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    10      Shared Dispositive Power

                                                        0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       PN

- - - - - - - - - - -                                      - - - - - - - - - - -
CUSIP No. 769627 10 0                 13D                   Page 4 of 21 Pages
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 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                       Trump Hotels & Casino Resorts, Inc.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group          (a)  [   ]
                                                                   (b)  [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                    Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES                    7       Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                         - - - - - - - - - - - - - - - - - - - - - -

                                    8       Shared Voting Power

                                                        0
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    9       Sole Dispositive Power

                                                     358,000
                                    - - - - - - - - - - - - - - - - - - - - - -
                                    10      Shared Dispositive Power

                                                        0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       CO

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on July 10, 2002 (the "Initial Schedule 13D") and is being filed with the Commission pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Initial Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          I. As reported in the Initial Schedule 13D, Mr. Trump purchased the Trump-Riviera Shares on July 1, 2002.

               On December 26, 2002, Mr. Trump purchased 8,000 shares of Common Stock of the Issuer (the "Additional Trump-Riviera Shares") for an aggregate purchase price of $37,970.40, net of brokerage commissions. The source of the funds was Mr. Trump's personal resources.

          II. As reported in the Initial Schedule 13D, on July 10, 2002, Mr. Trump granted, at no cost, THCR Holdings a one-year option (the "Option") to purchase the Trump- Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump- Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option. If the Option is exercised, the source of the funds is anticipated to be working capital of THCR Holdings.

               On December 26, 2002, Mr. Trump and THCR Holdings amended the Option to extend its term through December 31, 2003.

               On December 26, 2002, Mr. Trump granted, at no cost, THCR Holdings an option (the "Additional Option") to purchase the Additional Trump- Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Additional Trump-Riviera Shares or (ii) the fair market value of the Additional Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Additional Option. If the Additional Option is exercised, the source of the funds is anticipated to be working capital of THCR Holdings. The Additional Option expires on December 31, 2003 and must be exercised concurrently with the Option in whole and not in part.

          III. THCR, by virtue of being the general partner of THCR Holdings, may be deemed to beneficially own THCR Holdings' Option and Additional Option and the underlying Trump-Riviera Shares and Additional Trump-Riviera Shares, respectively.


ITEM 4. PURPOSE OF TRANSACTION.

          I. Mr. Trump purchased the Trump-Riviera Shares and the Additional Trump-Riviera Shares for investment purposes. Mr. Trump has no current plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than pursuant to the Option and/or the Additional Option;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.


          II. If THCR Holdings exercises the Option and/or the Additional Option, THCR Holdings and THCR will hold the Trump-Riviera Shares and/or the Additional Trump-Riviera Shares, as the case may be, for investment purposes. Neither THCR Holdings nor THCR has any current plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than pursuant to the Option and/or the Additional Option;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.


          III. None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire currently have plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          I. (a) After purchasing the Trump-Riviera Shares and the Additional Trump- Riviera Shares, Mr. Trump owns an aggregate number of 358,000 shares of Common Stock of the Issuer which consists of 10.0% of the entire class.

               (b) Mr. Trump has the sole power to vote and dispose of all the Trump- Riviera Shares and Additional Trump-Riviera Shares.

               (c)  On December 26, 2002, Mr. Trump purchased the

                    Additional Trump-Riviera Shares on the open market at a purchase price of $4.7463 per share, or an aggregate price of $37,970.40, net of brokerage commissions.

               (d)  Not applicable.

               (e)  Not applicable.


          II. (a) By reason of the Option and the Additional Option, THCR Holdings may be deemed to beneficially own the Trump-Riviera Shares and the Additional Trump-Riviera Shares, respectively. THCR, by virtue of being the general partner of THCR Holdings, may be deemed to beneficially own THCR Holdings' Option and Additional Option and the underlying Trump-Riviera Shares and Additional Trump-Riviera Shares, respectively.

               (b) Upon the exercise of the Option and/or the Additional Option, THCR Holdings and THCR would have the sole voting and dispositive power with respect to the Trump-Riviera Shares and/or the Additional Trump- Riviera Shares, as the case may be.

               (c) As reported in the Initial Schedule 13D, on July 10, 2002, Mr. Trump granted, at no cost, THCR Holdings the Option to purchase the Trump- Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option.

                    On December 26, 2002, Mr. Trump and THCR Holdings amended the Option to extend its term through December 31, 2003.

                    On December 26, 2002, Mr. Trump granted, at no cost, THCR Holdings the Additional Option to purchase the Additional Trump- Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Additional Trump-Riviera Shares or (ii) the fair market value of the Additional Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Additional Option. If the Additional Option is exercised, the source of the funds is anticipated to be working capital of THCR Holdings. The Additional Option expires on December 31, 2003 and must be exercised concurrently with the Option in whole and not in part.

               (d)  Not applicable.

               (e)  Not applicable.

          III. (a) None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire beneficially own any shares of Common Stock of the Issuer.

               (b) None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire have sole or shared voting or dispositive power with respect to the Trump-Riviera Shares and/or the Additional Trump-Riviera Shares.

               (c)  None.

               (d)  Not applicable.

               (e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          As reported in the Initial Schedule 13D, on July 10, 2002, Mr. Trump granted, at no cost, THCR Holdings the Option to purchase the Trump-Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option.

          On December 26, 2002, Mr. Trump and THCR Holdings amended the Option to extend its term through December 31, 2003. A copy of the amendment to the Option is filed as an exhibit to this Amendment No. 1.

          On December 26, 2002, Mr. Trump granted, at no cost, THCR Holdings the Additional Option to purchase the Additional Trump-Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Additional Trump-Riviera Shares or (ii) the fair market value of the Additional Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Additional Option. If the Additional Option is exercised, the source of the funds is anticipated to be working capital of THCR Holdings. The Additional Option expires on December 31, 2003 and must be exercised concurrently with the Option in whole and not in part. A copy of the Additional Option is filed as an exhibit to this Amendment No. 1.

          THCR, by virtue of being the general partner of THCR Holdings, may be deemed to beneficially own THCR Holdings' Option and Additional Option and the underlying Trump-Riviera Shares and Additional Trump-Riviera Shares, respectively.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit A.     Agreement, dated December 26, 2002, by and among Donald J.
                    Trump, Trump Hotels & Casino Resorts Holdings, L.P., and
                    Trump Hotels & Casino Resorts, Inc. (regarding joint filing of Schedule 13D).

     Exhibit B.     Option, dated July 10, 2002, from Donald J. Trump to Trump
                    Hotels & Casino Resorts Holdings, L.P. *

     Exhibit C.     Amendment, dated December 26 2002, to the Option, dated
                    July 10, 2002, from Donald J. Trump to Trump Hotels &
                    Casino Resorts Holdings, L.P.

     Exhibit D.     Option, dated December 26, 2002, from Donald J. Trump to
                    Trump Hotels & Casino Resorts Holdings, L.P.








--------------------------
* Previously filed as an exhibit to the Initial Schedule 13D filed by the Reporting Persons with the SEC on July 10, 2002.

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 27, 2002




                                 /s/ DONALD J. TRUMP
                                 Donald J. Trump




                                 TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

                                      By:  TRUMP HOTELS & CASINO RESORTS, INC.,
                                           its general partner

                                           /s/ JOHN P. BURKE
                                           JOHN P. BURKE
                                           Executive Vice President and
                                           Corporate Treasurer


                                 TRUMP HOTELS & CASINO RESORTS, INC.

                                           /s/ JOHN P. BURKE
                                           JOHN P. BURKE
                                           Executive Vice President and
                                           Corporate Treasurer